[GRAPHIC OMITED]                CUTLER LAW GROUP
                                Attorneys at Law
                                www.cutlerlaw.com        M. Richard Cutler, Esq.


                                  July 27, 2006

Christopher  Owings
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE:     Stem  Cell  Therapy  International,  Inc.
        Registration Statement: Form 10-SB filed April 25, 2006 Registration No. 000-51931

Gentlemen  and  Ladies:

     This letter is written in response to your correspondence dated May 24, 2006 and addressed to Calvin C. Cao, Chief Executive Officer and President of Stem Cell Therapy International, Inc. (the "Company"). This letter includes responsive comments to your letter.

     The responses contained herein correspond in Part and Number to the comments in your letter of May 24, 2006.


General
-------

1. Please number your document's pages in subsequent amendments and include those page numbers in your Table of Contents.

     We have numbered each page of the Amended Form 10-SB, and have included those page numbers in our Table of Contents. See page 2.

2. We note that you include many factual statements in your disclosure, but you have not indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. The following are only examples of the statements for which you need sources:

In  response  to  the  SPECIFIED  EXAMPLES,  we have made the following changes:

- "In order to comprehend this statement, you should visualize that everything in the living body is in constant motionas well as all fluids, which represent between 75% and 55% of body weight (depending upon age), and that there is electromagnetic radiation associated with all such movement, a subject almost completely neglected by medical science" Business Overview, fourth paragraph;

     "Everything in the living body is in constant motion: electrons, protons, and other elementary particles of each atom, all atoms, all molecules, all cell organelles (the specialized parts of a cell, analogous to a cell's "organs"), as well as all fluids, which represent between 75% and 55% of body weight (see http://www.umass.edu/iningservices/nutrition/ six_basic_nutrients.html). Further, there is electromagnetic radiation associated with all such movement, a subject almost completely neglected by medical science. The final result of all of this activity is that every cell in your body (with the possible exception of certain neurons) is programmed to die. All cells of our body are being continuously replaced, albeit each kind with different speed. See generally Christopher Potten and James Wilson, Apoptosis: the Life and Death of Cells, Cambridge University Press, 2004 for a complete discussion on the death and replacement of the body's cells." Page 7.

- "Stem cell transplantation was introduced into clinical practice in 1931 and has historically preceded organ transplantation by several decades." Business Overview, eighth paragraph; "Transplantation of bone marrow hemopoitic stem cells was introduced into clinical practice in the 1950s, approximately the same time as the first successful organ transplantation. See The Fred Hutchison Cancer Research Center, "The History of Transplantation," at http://www.fhcrc.org/science/clinical/ltfu/faqs/transplantation.html; The
     Southeast Tissue Alliance, "History of Organ and Tissue Transplantation," at http://www.donorcare.org/ about_history.html." Page 8. - "However, the market potential for stem cell therapies products is very large," Stem Cell Industry Considerations, first paragraph; and "However, the market potential for stem cell therapies products is very large. See generally "Cell Therapy Commercialization: Applying Stem Cell and Related Strategies," Drug and Market Development Publishing, January, 2006." Page 12.

- "Unlike most of its competitors, the Company's experience with the practical application of its stem cell transplants extends beyond research and development." Quality Control, third paragraph.

     "To date, they have patented and practically applied 26 technologies regarding stem cells and related biological processes. To the best of the Company's knowledge, most other stem cell research facilities have yet to apply stem cell technology to actual medical practice; unlike most of its competitors, our affiliate's experience with the practical application of its stem cell transplants extends beyond research and development." Page 23.

We  have  also  made  the  following  changes  WHERE  APPROPRIATE:

     A. Page 5: "This therapy consists of the transplantation of allo stem cells into the body rather than entire organsSee Mayo Clinic Medical Services, "Stem Cell Transplant" at www.mayoclinic.com/health/stem-cell-transplant/CA00067."

     B. Page 5: "These new techniques are being applied to potentially finding a cure for a wide range of human disorders, including [list of diseases]. See "List of Diseases Potentially Treated by the Company's Technology," below, page 15, for a more complete discussion."

     C. Page 5: "The applications of biological stem cell preparations have been sanctioned by the Ministry of Public Health of the Ukraine since 1991 (The end of communist control in the Ukraine). See Filaroski, P., "ALS Victim Hunts for Cure in Ukraine Clinic Offers Hope in Stem Cell Treatment," The Florida Union-Times, July 17, 2002."

     D. Page 6: "Stem Cell Transplantation is a minimal surgical procedure that has been used successfully for more than 70 years as a treatment of many diseases for which modern medicine has had no therapy, or in which traditional therapies stopped being effective. A documented 5 million patients have already been treated using Stem Cell Transplantaion worldwide to-date, evidenced by over 140,000 publications in MEDLINE. For a complete resource on stem cells and stem cell transplantation, visit www.nlm.nih.gov/medlineplus/stemcellsandstemcell-transplantation.html."

     E. Page 7: "The body of every member of the animal kingdom, including man, is built from about 200 kinds of cells (see Disgupta, P. "Much Ado about Stem Cells," at cactus.eas.asu.edu/Partha/Columns/08-20-StemCells.htm), "

     F. Page 7: "Transplantations of organs from human donors, such as heart, kidney, liver, etc., have become fairly common nowadays. See "The Future of Organ Transplantations," at http://www.itvisus.com/programs/ cemr/press_futureorgan.asp."

     G. Page 7: "Besides the obvious surgical risk, there is always a problem of rejection. See "Transplant Rejection," at http://en.wikipedia.org/ wiki/Transplant_rejection."

     H. Page 7-8: "and the only way to prevent [rejection] is by taking immunosuppressants (drugs used to suppress the immune system) for the rest of the patient's life. These drugs can stop a rejection for some time, but only at the expense of serious, often life-endangering, complications. By suppressing the patients' immune system it leaves the patient vulnerable to many types of infectious diseases. See "Immunosuppression," at http://en.wikipedia.org/wiki/Immunosuppression."

     I. Page 8: "Some organs cannot be transplanted, such as the brain, spinal cord, eyes, neural system or the immune system, so that many diseases cannot be treated by organ transplantation. See "Whole Body Transplant" at http://en.wikipedia.org/wiki/Brain_transfer; Boulder Eye Surgeons, "Basic Eye Facts," at http://www.bouldereyesurgeons.com/ basiceyefacts.htm; F. Wilt, "Continuation of Discussion of Cloning," at http://mcb.berkeley.edu/courses/mcb31/lect10.html."

     J. Page 8 "Homing means that the respective stem cellswill find their way into the damaged organ, as if "attracted" by it. See National Heart, Lung, and Blood Institute, "Homing Determinants in Stem/Progenitor Cells," NIH Guide Vol. 25, No. 24, July 19, 1996, available at http://grants.nih.gov/ grants/guide/rfa-files/RFA-HL-96-020.html."

     K. Page 8: "a direct stimulation of regeneration (or repair) of existing organs at the cellular level. See O. Lindvall et al., "Stem Cells For the Treatment of Neurological Disorders," 441 NATURE 1094
          (2006),  available  at  http://www.nature.com."

     L. Page 9: "[Stem cells] can be implanted without immunosuppression, and thus avoid all complications caused by the use of such medications. For clinical examples of the use of stem cells without the need for immunosuppression, See Makkar, R. et al., "Intramyocardial Injection of Allogenic Bone Marrow-Derived Mesenchymal Stem Cells Without Immunosuppression Preserves Cardiac Function in a Porcine Model of Myocardial Infarction," 10 J. Cardiovascular Pharmacology & Therapeutics 225 (2005), available at http://cpt.sagepub.com; Johns Hopkins Heart Institute, "Stem Cell Therapy Effectively Treats Heart

          Attacks in Animals," at http://www.hopkinsmedicine.org/Press_releases/ 2004."

     M. Page 9: "Stem cells can potentially be derived from several sources: (1) from embryos while they are still microscopic clusters of cells; (2) from fetal tissue, usually from aborted fetuses; and (3) perhaps with greater technical difficulty, from adult organs, for example from bone marrow during transplantation. See St. Jude's Children's Research Hospital, "Stem Cell Sources," at http://www.stjude.org/stem-cell-trans/0,2527,419_4135_6103,00.html."

     N. Page 9-10: "[Discussion of cloning techniques for obtaining stem cells]. See The Royal Society, "Stem Cells and Cloning," at http://www.royalsoc. ac.uk/ landing.asp?id=1202 for a complete resource on stem cells and cloning."

     O. Page 10: "Human embryonic stem cells were successfully isolated and cultured from embryos in the United States in 1998. These embryos were produced for clinical purposes, and donated for the research. See "What is the History of Stem Cell Research?" at http://www.allaboutpopular issues.org/history-of-stem-cell-research-faq.htm."

     Further,  please  note  our  response  to  Comment  13.

Item  1.  Description  of  Business
-----------------------------------

3. Throughout this section of your document, you provide a great deal of information regarding stem cell technology and the stem cell industry in general. However, you disclose little information regarding your current business operations. In this regard, it appears that your business operations include creating and selling stem cells to others as well as using some of these stem cells for treating patients yourself, but this is not necessarily clew in your document. Therefore, please include, in your Description of Business section, a complete discussion of all your current business operations, including your principal products or services, their markets and your distribution methods for those products and services. Also, in this section and throughout your document where appropriate, please disclose from where exactly you received and you will receive your collection of stem cell lines. See Items 101(b)(1) and (2) of Regulation S-B.

     We  have  made  the  following  changes:

     A. We included a brief description our current operations at the beginning of this Item, in the "Company History" section:

          "Stem Cell Therapy International, Inc. (the "Company") is engaged in the licensing of stem cell technology, the sale of stem cell products, and the referral of patients to affiliated stem cell clinics through it's wholly-owned subsidiary, Stem Cell Therapy International Corp ("Stem Cell Florida"), which the Company acquired in 2005."

     See  page  3.

     B. We added a section entitled "Principal Products and Services to read as follows:"

          "PRINCIPAL  PRODUCTS  AND  SERVICES

               "We do not directly offer any medical advise, diagnosis or treatment involving Stem Cells, and we do not create stem cells. Instead, we obtain licenses for stem cell technology and essentially act as a "middle man" between stem cell product suppliers, affiliated clinics, and patients. Our stem cell products are manufactured by ICT, our affiliate in Kiev. Accordingly, our primary source of revenue comes from: (1) providing referral services, including information and education services, to patients, and (2) supplying the clinic with stem cell products that they will use on the patients that we refer to them.

               "Although the market for our services is in its infancy and still developing, the potential market includes any person with a disease or injury that becomes treatable by stem cell therapy. Thus, our market depends largely on the Research and Development efforts of our affiliates and others from which we may obtain licenses in the future.

          "Information,  Education  and  Referral  Services

               "Through our website and organizations like the StrokeNetwork.org, DifferentStrokes.org, the MS Society, we have a worldwide referral network of potential patients seeking stem cell treatment at our affiliate clinics in Kiev, Ukraine and Tijuana, Mexico. We offer information, education and referral services for those individuals with degenerative conditions seeking stem cell and related therapies in a lawful jurisdictions outside of the United States.

          "Sales  of  Stem  Cell  Products

               "Once we have referred patients to an affiliated clinic, we supply that clinic with the stem cell products that they will use on the referred patients. Our principal stem cell products are solutions containing allo stem cell biological solutions, adult stem cells, and stem cells which are extracted from umbilical cord blood. We do not directly collect, culture or clone stem cell lines. Instead, we have entered into a License Agreement with the Institute of Cell Technology ("ICT") in Kiev, Ukraine. The License operates as both a license to use ICT's intellectual property, and as a distribution agreement. Pursuant to the agreement, we purchase stem cell materials from ICT. The material terms of the License Agreement are explained in greater detail below. We only provide stem cell products to our affiliated clinics, which are highly specialized, professional medical treatment facilities around the world in locations where Stem Cell Transplantation therapy is approved by the appropriate local government agencies.

               "Our mission is to make available its stem cell products to treatment facilities around the world, so that patients suffering from biological and neurological disorders, previously deemed incurable by traditional medicine, may find a solution to their disabling and crippling conditions within the new field of stem cell transplantation therapy. We also intend to provide these products in the United States to universities, institutes and privately funded laboratory facilities for research purposes and clinical trials, to the extent allowed by United States law."

     See  page  5.

4. Please revise to define any technical or industry-specific terms the first time they appear. For example, we note your use of "immunosuppression," "cell organelles, "I M injection," "aponeurosis", etc. Please revise throughout the document accordingly.

     We  have  defined  the  following  terms  in  the  document:

     A.   Page  4:  "allo  (human)  stem  cells"

     B. Page 4. "adult stem cells (stem cells that remain undifferentiated in a mature organism)"

     C. Page 5: "immunosuppression drug therapy (the use of drug therapy to suppress the immune system, in order to prevent the immune system from attacking a transplanted organ)."

     D. Page 7: "cell organelles (the specialized parts of a cell, analogous to a cell's "organs")"

     E. Page 8: "immunosuppressants (drugs used to suppress the immune system)"

     F.   Page  8:  ". . . Intra  Muscular  injection . . ."

     G.   Page  8:  ". . . Intra  Venus  drip . . ."

     H.   Page  11:  "conceptus  (fertilized,  pre-birth  entity)"

     I.   Page  22:  "hemopoietic  cells (the precursors to mature blood cells)"

     J. Page 22: "human growth factors (compounds made by the body to regulate cell division and cell survival)"

     K. Page 22: "antineoplastic factors (compounds that prevent the growth and development of malignant cells)"

     L.   Page  22:  "hemopoiesis  (the  formation  of blood cells in the body)"

     M.   Page  23:  "lyophilization  (freeze-drying)"

     N.   Page  25:  "osteogenetic  (bone-producing)"

     O.   Page  25:  "chondrogenetic  (cartilage-producing)"

     P.   Page  25:  "topologically  (outside  the  skin)"

     Further, we have replaced "the aponeurosis" with "certain connective tissues" on page 8.

Company  Overview
-----------------

Please note that we have re-named this section "Company and Business Overview" to more accurately describe its content

5. In the fifth paragraph of this subsection, you state that members of your United States and European Medical and Scientific Advisory Board review each patient's condition and medical history. In this subsection, please clarify whether this advisory board is an independent, official institution or whether it consists of your employees or is otherwise affiliated with you in any way. Also, please disclose the criteria the members examine during their reviews.

     We  have  made  the  following  changes:

     A. We disclosed that the boards follow no set criteria for making their professional determinations:

          "There are no set criteria to determine these questions; the members of each Board use their professional expertise and judgment to determine the treatment protocol on a case by case basis."

     B.   We  clarified  that  the  boards  are  independent:

          "The  Boards  are  independent  consultants."

     See page 4.

Business  Overview
------------------

Please note that we have re-named this section "Overview of Stem Cells and Their Benefits" to more accurately reflect its content.

6. Please describe your business development during the last three years. If you have not been in business for the past three years, you must give the same information for your predecessors. See Item 101(a) of Regulation S-B.

     We  have  added  the  following  language:

          "Stem Cell Therapy International, Inc. (the "Company") is engaged in the licensing of stem cell technology, the sale of stem cell products, and the referral of patients to affiliated stem cell clinics through it's wholly-owned subsidiary Stem Cell Therapy International Corp ("Stem Cell Florida"), which the Company acquired in 2005. The complete history of the Company and its operating subsidiary is as follows:

          The Company's operating subsidiary is Stem Cell Florida. Stem Sell Florida was incorporated in Nevada on December 2, 2004, with the primary purpose of establishing stem cell transplantation clinics and stem cell marketing. Prior to the reverse acquisition and since inception, Stem Cell Florida was a development stage company whose activities had been limited to raising capital, organizational matters, and the structuring of its business plan. Stem Cell Florida remains in a developmental stage, as the Company continues to focus primarily on developing its business strategy and financing the Company."

     As has been clarified throughout, please note that Stem Cell Florida is the operating business of the Company, and that prior to the Company's acquisition of Stem Cell Florida, the Company had no assets, liabilities, or going concerns. Therefore, it is inappropriate to include the history of Altadyne, Inc. (The Company's former name) or any of its predecessors in the description of our business development during the last three years.

     See  page  3.

7. In the third paragraph of this subsection, please explain further what you mean by "Good Manufacturing Practice." Please disclose who established these standards and whether there are any mechanisms in place for their enforcement. We have made the following changes:

     A. We removed the reference to Good Manufacturing Practice in this section, since the reference was inapplicable to that section and inadvertently put there:

          "together  with  GMP  ('Good  Manufacturing  Practice'),"

          See page 7.

     B. We added the following clarifying language to the reference to GMP in the "Manufacturing" subsection:

          "GMP is a set of guidelines established by the FDA regarding the production or manufacture of any drug or biological products. The FDA certifies and enforces US manufacturers that comply with the GMP standards. Although the Company is not GMP certified or GMP enforceable since its manufacturing facilities are located outside of the U.S., we have voluntarily complied with all GMP standards. More information on GMP standards is available at www.gmp-online-consultancy.com."

          See page 24.

What  is  Stem  Cell  Transplantation?
--------------------------------------

8. In the third paragraph of this subsection, you indicate that cloning is yet another method for obtaining embryonic stem cells. In this regard, you note that cloning has certain "potential advantage[s]" and that "cloned embryos could be implanted into a woman with a view to the birth of a child (reproductive cloning)." Please clarify whether you have any possible plans to clone human embryos. If so, please state this intention clearly in your document and fully discuss your plans or strategies to fulfill this intention.

     We have added the following sentence at the end of the third paragraph:

     "Neither the Company nor its affiliates have any plans to clone human embryos."

     See  page  10.

Illustrations  of  Stem  Cells  and  How  They  Work
----------------------------------------------------

9. If any of the graphics were not prepared by you, please disclose the source of the graphics. Further, please tell us whether the burn patient depicted in the last set of graphics is actually one of your patients. If so, please state this in your document. If not, it would appear inappropriate to include the graphic in your document. Please revise or advise.

     A.   In  the introduction to the burn patient's photographs, we have added:

          "The patient depicted in the following graphics was treated by our affiliate clinic in Kiev, which is run by ICT. All photographs of the patient were produced by ICT."

     B. We have added a caption to the diagram entitled "Heart with damaged or injured cells:"

          "Source:  Stem  Cell  Therapy  International,  Inc."

     C.   We  have  added a caption to the diagram entitled "Stem Cell Therapy:"

          "Source: National Institutes of Health
          http://stemcells.nih.gov"

     See pages 11-12.

Company  Strategy
-----------------

10. In the first paragraph of this subsection, you state that you are earning revenue from stem cell sales outside of the United States, which you claim is an ongoing demonstration of the safety and efficacy of your stem cell transplantation therapy, and that you plan to expand your global operations to meet expanding market needs. However, as of December 31, 2005 you had sales only of $50,934, an accumulated deficit of $282263, cash used by operations of $154,887 and negative working capital of $92,412. Based on these figures, please discuss why and how your revenue demonstrates the safety and efficacy of your stem cell therapy.

     We intended this claim to mean that the use of stem cells, not the sale or revenue from stem cells, is what demonstrates safety and efficacy. However, since the statement is confusing, we have deleted the following sentence:

     "These Sales are an ongoing demonstration of the safety and efficacy of its stem cell transplantation therapy."

     See  page  14.

11. We note the list of activities you intend to accomplish as part of your growth plan. Please expand your disclosure to more specifically describe each of your growth plans, including a discussion of how you will accomplish these growth plans and the current status of your progress.

     We have Tabulated the end of the first paragraph, and added additional information, as follows:

     ".... Growth plans include:

     - Expansion of indirect manufacturing capability, by acquiring additional licenses from cryobanks worldwide

     - Establishment of "showcase" treatment clinics: We intend to establish additional treatment clinics, either by creating additional affiliations with independent clinics or by setting up and directly running our own clinics. We intend for each clinic to become both a source of company and revenue growth, and also literally a "showcase" to demonstrate the efficacy, safety, and overall benefits of our products and Stem Cell Transplantation generally. To accomplish these goals, the Company will hold these clinics to the highest standards of quality patient care.

     - Increased sales to clinics and physicians globally: We intend to create additional affiliations with treatment facilities and clinics in lawful jurisdictions where stem cell transplantation therapy is permitted by the appropriate government agencies. We will refer patients to these clinics as well as provide the supply of stem cell products to treat these patients.

     - Increased sales of our stem cell products to university and private labs globally, for use in research and clinical studies.

     -    Joint Ventures  with  Ministries  of  Health  in  different countries:
          We will set up partnerships with different Ministries of Health that will allow stem cell transplantation in their jurisdiction by trained medical professionals and treating physicians. We will supply the stem cells and refer patients to be treated in those countries as per our agreements.

     - Expansion of involvement with research and development activities: Our affiliates will continue to develop new stem cell products, and we will continue to seek licenses for newly developed technology.

     - Increasing patent portfolio: We currently hold rights to 26 patents registered in the Ukraine, pursuant to a License Agreement between the Company and ICT. We intend to apply for patents based on the technologies behind these 26 Ukrainian patents in other countries, including the United States. As part of this endeavor, we will seek to acquire technologies from government health agencies. We currently plan to work with the National Institute of Health in the United States, and will consider working with additional government health agencies in the future.

     - Licensing of technology to appropriate partners: Where appropriate and in the best interest of the Company, we will enter into License Agreements with various partners to allow them use of our intellectual property."

     See pages 14-15.

List  of  Diseases  Potentially  Treated  by  the  Company's  Technology
------------------------------------------------------------------------

12. Please include disclosure that clearly indicates the types of diseases that you have treated to date.

     In response to this comment, we have added a paragraph at the end of this section to read as follows:

          "Our affiliate clinics in Kiev, Ukraine and Tijuana, Mexico have treated several different diseases, as described. Even though the Company is still in its developmental and planning stage, to date we have already referred two patients for treatment to the Kiev clinic: one stroke patient and one multiple sclerosis patient."

     Please note that the section now entitled "Number of Patients Treated by the Company's Affiliates" includes a complete list of diseases treated by our affiliates. Further, pursuant to our response to Comment 15 we have clarified that the Company does not treat patients, and that all treatments are done by our affiliates.

     See  page  19.

13. We note your disclosure, "Besides clinical research studies, positive clinical results and an adequate number of patients have been observed and treated in the categories of diseases that potentially can be cured or their condition improved by the use of stem cell transplantation therapy." To substantiate the inclusion of the potential diseases listed, for each of the listed diseases, please fully describe the clinical research studies that you refer to and are relying upon. Further, please fully explain what you mean by "positive clinical results" and "an adequate number of patients have been observed and treated."

     A.   We  amended  the  introductory  paragraphs to this section as follows:

               "Together with independent clinical research studies, our affiliates' successful clinical results with about thirty patients, which the company considers quite an adequate number considering the developmental stage our industry is in, have demonstrated several categories of diseases that potentially can be cured or otherwise treated by the use of stem cell transplantation therapy.

               "The following is a non-exhaustive list of diseases that have either actually been treated with stem cell therapy, or have had positive clinical results that indicate that the disease may be treatable in the not-so-distant future:"

     B. We organized our list of diseases into sections, and included a complete list of sources after each section. The sources include clinical studies, news reports on clinical studies, and industry databases.

     See pages 15-19.

License  Agreement  with  Institute  of  Cell  Technology
---------------------------------------------------------

14. Please explain to us how you accounted for the license agreement. In this regard, we note that although you issued 5,000,000 shares, however, we did not see any intangible asset reflected on your balance sheet for such agreement.

     We have amended this section to explain the Company's accounting of this License Agreement, as follows:

          "The license agreement extends for ten years and may be renewed for an additional ten year period. In consideration for the license agreement, Stem Cell Florida issued 5,000,000 shares of common stock to ICT, which we valued at $5,000, and which are subject to resale restrictions and limitations.

          "Stem Cell Florida recorded the $5,000 as a prepaid expense to be amortized over the 120 month life of the agreement at $47.67. When the Company acquired Stem Cell Florida, the Company re-classified the prepaid balance to show only one year's worth of prepaid expense, with the remaining balance appearing as a long-term item."

     See  page  20.

     In  addition,  we  have  made  the  following  changes:

     A. Added the following paragraph at the beginning of this section to clarify who the parties to this Agreement were, and how they relate to the Company:

               "In September, 2005, the Company acquired Stem Cell Therapy International Corp., a Nevada Corporation ("Stem Cell Florida"), which became a wholly-owned subsidiary of the Company and is currently the Company's operational business. In doing so, the Company acquired the entirety of Stem Cell Florida's intellectual property, which most significantly included a License Agreement with the Institute of Cell Technology, a Kiev, Ukraine corporation ("ICT"), the material terms of which are as follows:"

     B. Replaced "the Company" with "Stem Cell Florida," as appropriate, to reflect the fact that this Agreement occurred before the reverse acquisition of Stem Cell Florida:

          e.g., "The licensing agreement also functions effectively as a distribution agreement pursuant to which Stem Cell Florida purchases stem cell materials for delivery to patients from ICT. Stem Cell Florida has a fixed pricing arrangement with ICT and an exclusivity to the supply of those products provided Stem Cell Florida meets certain annual minimums."

     See  page  20.

     C. Please note that the 5,000,000 shares issued to ICT are part of the September 2005 issuance of 8,030,000 shares in the reverse acquisition. We have amended our discussion of our capital stock to reflect this fact.

     See pages 41, F-5.

Number  of  Patients  Treated  By  the  Company
-----------------------------------------------

15. You state that the table in this subsection reflects the treatments to date by you or your affiliated licensing partner. Please identify your affiliated licensing partner. Also, of the 29 treatments listed in the table, please indicate for which treatments you are responsible and for which treatments your partner is responsible. Further, please briefly discuss the diagnosis, progress, and prognosis of the patients who were treated with these stem cell transplants.

     We  have  made  the  following  changes  in  response  to  this  comment:

     A. Clarified that we do not treat patients, and that all treatments are made by our affiliates:

          "NUMBER OF PATIENTS TREATED BY THE COMPANY'S AFFILIATES:

               The company does not directly treat patients with Stem Cell Therapy, but instead refers patients to clinics affiliated with the Company. The following table reflects the treatments to date by clinics affiliated with the Company, including the types of diseases treated and the number of patients treated for each disease:"

     B.   Described  our  complete  role  in  the  treatment  process:

               "Instead of treating patients, we provide information and education services to patients interested in Stem Cell Therapy, and if they elect to pursue the treatment we refer the patients to our Medical and Scientific Advisory Board, a group of independent consultants. The Board determines if the patient is a good candidate for Stem Cell Therapy, and if they are, the Company refers the patients to one of our affiliated clinics. After we refer the patients to the independent clinics, the Company has no further discretion regarding the diagnosis, treatment, progress, or prognosis of the patient."

     See pages 20-21. Please note that we have no control over the diagnosis, treatment, progress, or prognosis of patients. Since we employ no medical doctors beyond the consulting agreements with the advisory board, and since a proper explanation of these aspects of the patients' treatments require the expertise of a medical doctor, we feel it is inappropriate to discuss these aspects any further than our dealings with the board.

16. Please discuss the size, scope and work performed in your clinics located in Kiev, Ukraine and Tijuana, Mexico. Further, please discuss any relationship between the Institute of Cell Therapy and the Institute of Cell Technology.

     Please note that these clinics are independently owned and operated, and that we are only affiliated with them. Accordingly, we have explained that these clinics are not operated by the Company as follows:

          "The clinics in Kiev, Ukraine and Tijuana, Mexico are independently owned and operated. We have no ownership and we do not treat any patients. Our affiliate clinics license our stem cell technology and we provide them with stem cell products to treat patients."

     We have also clarified our complete role in the process and described more fully our relationship with these clinics, pursuant to comment 15.

     See  page  21.

     Further, please note that all reference to the Institute of Cell Technology is a typo; we have corrected the document to read "Institute of Cell Therapy" throughout.

     See  page  21.

Cryopreservation
----------------

17. In the first paragraph of this subsection, you state that the cell survival rate after the biological solution is thawed out and ready for transfusion is approximately 99% of the original biological mass. Please disclose whether 99% survival rate is the result of your method or the result of other storage methods, and please discuss the differences between the two methods, if any.

     We have amended this paragraph to read:

          "The ICT Lab in Kiev has developed and received a number of patents for the preparation, cryo-preservation and the thawing process for biological material which results in a 99% survival rate of the original biological mass. It is a unique process developed by ICT and the technology is licensed to us for a period of 10 years with an option to renew for another 10 years."

     See  page  23.

18. In the last paragraph of this subsection, you state that stem cell therapy with the application of your biological preparations is impressive and "impossible to achieve with any other pharmacological, medical, and preventive means." Please clarify whether the results of the stem cell therapy are impossible to achieve in any other manner, or whether the results of the stem cell therapy combined with yow biological preparations arc impossible to achieve in any other manner. In other words, please explain the effects that your biological preparations have on stem cell therapy and whether those effects increase the stem cell therapy's success rates.

     We  have  made  the  following  changes  in  response  to  this  comment:

     A.   Deleted  the  phrase:

     "which is impossible to achieve with any other pharmacological, medical and preventative means"

     B.   Edited  the  final  sentence  of  this  section  to  read:

     "Stem cell therapy, with application of our biological preparations, was especially impressive in showing the biological and functional ability to rejuvenate and improve the quality of life."

     See  page  24.

Quality  Control
----------------

19. We note your disclosure that your "[s]cientists, directors, executives and doctors have a proven track record of more than 25 years in developing, manufacturing, delivering" Please expand your disclosure to substantiate this claim.

     Please note that these scientists, etc. are that of our affiliate, not that of the Company. Accordingly, we have corrected the reference to these persons as part of the Company as follows:

     "The scientists, directors, executives and doctors at ICT, our affiliate in the Ukraine, have a proven track record of more than 25 years in developing, manufacturing, delivering worldwide and practically applying stem cell transplants therapies. In 1981, ICT patented its first stem cell treatment technology, and has been applying its processes ever since. Even before then, ICT had obtained several patents relating to the preservation of various cell and tissue types. To date, they have patented and practically applied 26 technologies regarding stem cells and related biological processes. Unlike most of its competitors, our affiliate's experience with the practical application of its stem cell transplants extends beyond research and development."

     This change should clarify that (1) these scientists, etc. are that of our affiliate, not that of the Company, and (2) this claim is based on over 25 years of practical application of various stem cell-related patents.

     See  page  24.

Research  and  Development
--------------------------

20. Please estimate the amount you spent during each of the last two fiscal years on all your research and development activities, and, if applicable, the extent to which the cost of these activities are borne directly by your customers. See Item 101(b)(10) of Regulation S-B. Additionally, please discuss the status of each of the three projects you mention and when you believe these projects will become commercially viable. If you have no timetable or if you have yet to substantially commence these projects, please state this or consider removing any reference to these projects.

Please note that we do not directly engage in Research and Development. Rather, we license technology from affiliates who engage in the Research and Development. Accordingly, we have made the following changes to this section:

     A.   Amended  the  first  paragraph  to  read:

               "We do not directly engage in Research and Development. Instead, we license the technology that results from Research and Development activities performed by ICT, our affiliate in the Ukraine. ICT currently has a number of related projects that are currently under development or contemplated for the near future. They are as follows:"

     B. Added the following statement after the description of the first two projects:

          "This project is still in the planning stage, and ICT has yet to substantially commence this project."

     C.   Added  the  following  description  of  the  third  project:

          "Stem cells are transplanted topologically (outside the skin) onto burn victims and other cosmetic surgery patients. This project has already been developed and tested on one burn patient, as described and illustrated above in the section entitled "Illustrations of Stem Cells and How They Work." We have filed one provisional patent in the United States for the use of this stem cell-based topological cream."

     See page 25.

     Further, we have amended the document throughout to make clear that our involvement in R&D is only indirectly through our affiliates.

     e.g., "We are indirectly involved, as a "middle man," in research and development and practical application within the field of regenerative medicine." (page 3)

Marketing  and  Promotion
-------------------------

21. Please revise your disclosure in this section to provide further specificity and details. For example, please consider the following, which is not an exhaustive list:

- Please disclose what you mean by "a compelling and personalized value proposition" in the first paragraph of this subsection;

     We intended this statement to mean that our product can be viewed as quite valuable to certain persons with conditions untreatable though conventional means. Accordingly, we have amended this sentence:

     "The Company intends to offer the Clients a compelling proposition with the potential to be quite valuable for many patients with degenerative conditions: our product offers a potential solution when all traditional medical options have been exhausted."

- In the same paragraph, you state that you will employ a variety of media, program and product development, business development and promotional activities to increase your clientele. Please disclose the kinds of media, program and product development, business development and promotional activities you plan to use, how you will use them, where you will advertise, and the substance of the advertising;

     "We put out periodic Press Releases on our activities that are distributed by MacReport to numerous on-line publication sites as well as printed magazines, newspapers and newsletters. In addition, we have an on-line distribution network that sends these releases to subscribed potential patients, medical practitioners, patient networks and associations (such as the StrokeNetwork, Different Strokes, and Multiple Sclerosis Society). Finally, by invitation of these same organizations, we have participated in various on-line "chat" seminars organized by these organizations to help educate and answer questions on stem cell transplantation therapy."

- Please discuss how you will achieve your goal of having medical practitioners and clinics network together and propose stein cell transplantation to their patients as an alternative regenerative medical procedure;

     "We plan to achieve this goal by continuing to develop the information available on our online distribution network, by participating in further online seminars, and by any other means at our disposal to increase awareness of stem cell therapy as an alternative to traditional medicine."

and

- You state that you will set up and link certain websites in cooperation with the "known Net medical communications experts." Please disclose whether you have any agreements with any of these experts. If not, please revise or remove this disclosure.

     As  such  agreements  are  still  pending, we have removed this disclosure.

     Additionally, we have made the following changes in response to this comment:

     - "A related goal is to spread awareness of stem cell therapy to patients. Many of our future patients may be totally unaware of the existence of stem cell transplantation as a treatment and its many benefits."

          "All of our efforts outlined in this section are intended to achieve this goal."

     - "Our marketing team will establish contact with existing patient organizations. This direct marketing approach will be done on a country-by-country basis, starting with Germany, which will be a springboard into Europe and other countries, especially the United States. There is currently no set plan as to which countries our team will establish our marketing efforts in first. We will consider each country, region, or particular organization and make an individualized determination as to where our marketing efforts should focus after establishing themselves in Germany."

     - "Our marketing team will work directly with local specialists, ensuring an efficient and rapid introduction in each country. Our team will develop a marketing plan on a case-by-case basis, tailored to the particular culture, demand, and laws of each country or region.

     - In conjunction with accredited specialists in Information Technology, we will set up a complete across-the-board computer-controlled logistics data bank system. This system will be based in our affiliated clinics. It will cover the steps of the process from order through manufacture, delivery and treatment, concluding with follow-up records, always assuring patient privacy. Patients and physicians will also be able to trace the procedure of timing and shipping for their own preparations on the Internet.

     See pages 25-27.

Competition

22. Please disclose your competitive business conditions, your competitive position in your industry and your methods of competition. See Item 101(b)(4) of Regulation S-B. At the end of this section, it appears that you intended to include certain highlights that were left out. Please revise accordingly.

     We have revised this section to read:

          "We believe that the Company, with its licenses and affiliates, currently possesses a critical competitive edge, as we are unaware of any competitor that can claim the same degree of expertise in the manufacturing process and cryo-preservation process of allo stem cell biological solution and other products. These patented procedures have been used by our affiliates for treatments that have saved lives and minimized the disability of patients, particularly those declared beyond the help of current modern medicine. Further, we are unaware of any competitor engaged in the business of providing educational, informational, and referral services to potential candidates for stem cell therapy.

          "We believe that the principal competitive factors in its market are its brand name recognition, its professional level Medical and Scientific Advisory Board, the selection process for patients to be treated, personalized services, its Business Advisory Board, its Business Development Advisors (for other countries), strategic partnerships and alliances, patient convenience and accessibility to different treatment facilities. There is no assurance that the Company will be able to compete successfully against current and future competitors, and competitive pressures faced by the Company may have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, prospects, financial condition and results of operations. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company."

     See pages 27-28.

Regulation
----------

23. Please provide the appropriate disclosure required by Items 101(b)(8) and (11) of Regulation S-B relating to the need for government approval and the costs and effects of compliance with Federal, State, or local environmental provisions.

     See our response to Comment 24.

24. Please disclose why your lines of alto transplants are outside of the ban, approved by the House of Representatives on July 31, 2001 that you discuss in the fifth paragraph of this subsection.

     We have made the following changes in response to these comments:

     "Fortunately, the Company's lines of allo transplants are outside of this regulation, both because we do not engage in any cloning activities, and because we do not engage in any stem cell production, research, or development in the United States. Further, since all of our stem cell activities are performed in jurisdictions where such activities are legal, we do not currently have any obligation to obtain government approval for our activities, and do not currently have any compliance costs. However, there is no assurance that we will not face costs or the need for government approval with regard to future regulations or the regulations of any country into which we may expand our operations in the future."

     See page 29:

25. Please define "PHS," which you mention in the eighth paragraph of this subsection.

     We have expanded PHS to read: "Public Health Service"

     See page 29.

Intellectual  Property
----------------------

26. Please revise to briefly describe your patents, trademarks, licenses, franchises, concessions, royalty agreements and labor contracts, including their durations. See Item 10l(b)(7) of Regulation S-B.

     In response to this comment, we have added the following at the beginning of this section:

          "Currently, we have the rights to 26 patents, filed in the Ukraine and other countries, pursuant to our License Agreement with ICT. These patents concern the production, storage, preservation, and practical application of stem cells.

     This agreement lasts for 10 years, and is renewable for another 10 years. These patents are as follows:

     1. Patent 560613. The method of erythrocytes preservation, 1977 (granted),1975 (applied for), USSR

     2. Patent 645633. The method of blood leukocytes preservation, 1978, 1977, USSR

     3. Patent 825081. The method of blood leukocytes preservation, 1981, 1979, USSR

     4. Patent 1 017251. The method of human ovary tissue preservation, 1981, 1979, USSR

     5. Patent 1410954. The method of treatment of anemia's in pregnant woman 1983, 1981, USSR

     6. Patent 13709. The method of treatment of anemia's in pregnant woman, 1997, 1997, Ukraine

     7. Patent 1402781. The container for freezing of biological objects 1988, 1985, USSR

     8. Patent 8457. The container for freezing of biological objects 1997, 1997, Ukraine

     9. Patent 1 706502. The method of preservation of human embryonic liver hemopoietic cells, 1988, 1986, USSR

     10. Patent 13687. The method of preservation of human embryonic liver hemopoietic cells, 1991, 1989 Ukraine

     11.  Patent  1734621. Cryo-protector of hemopoietic cells, 1997, 1989, USSR

     12.  Patent  16859. Cryo-protector of hemopoietic cells, 1995, 1993 Ukraine

     13. Application 93080788. The method of human immunodeficiency virus treatment (HIV), 1995, 1993, Ukraine

     14. Application 93090874 The method of treatment of cytostatic disease, 1997, 1995, Ukraine

     15. Application 93251432. The method of treatment of pancreatic diabetes, 1995Ukraine

     16. Application 93121711. The method of treatment of aplastic anemia's, 1994, Ukraine

     17. Application 95125139. The method of prevention of an acute radiation sickness in lethally radiated animals, 1993, Ukraine

     18. Patent 22981. The method of treatment of cerebral motional defects in patients who have undergone craniocerebral injury 1997, 1993 Ukraine

     19. Patent 46673 . The method of cryo preservation of human hemopoietic cells 1997, 1995, Ukraine

     20. Patent 2233589. The method of cryo preservation of human hemopoietic cells, 2004, 2002, Russia

     21. Patent 46675 A. The way of low-temperature cell bank operation, 2003, 2002, Ukraine

     22. Patent 52502 A. The method of therapy of prostate gland cancer, 2003, 2002, Ukraine

     23. Patent 56085 A. The method of obtaining a preparation of suspension of placenta cells, 2003, 2003, Ukraine

     24. Patent 59096 A. The method of biological preparations obtained from placenta (variants), 2003, 2003, Ukraine

     25. Patent 60238 A. The cryo-preservative content of hemopoietic cells of donor's cord blood and its components, 2003, 2003, Ukraine

     26. Patent 63844 A. Device for registration of processes in biological tests, 2003, 2003, Ukraine

     In  addition,  we  currently have two provisional patent filings in the US:

     - U.S. P&T Office Provisional Patent filing; Docket # 06011197, Customer # 26565. 'STEM CELLS TO TREAT AND/OR PREVENT SYMPTOMS OF AVIAN INFLUENZA AND OTHER DISEASES IN MAMALS AND OTHER ANIMALS;' and

     - U.S. P&T Office Provisional Patent filing; Docket # 06061413, Customer # 26565. 'COMPOSITION AND METHODS OF TREATING BURN VICTIMS USING STEM CELLS.'"

     See pages 30-31.

27. You state that you have applied for the registration of "certain" of your trademarks and service marks. Please disclose what trademarks and service marks you are registering and where internationally you are registering these marks.

     We  have  amended  this  sentence  to  read:

     "The Company is pursuing the registration of its trademark and service mark in the U.S. and internationally, and has applied for the registration of its "Cells For Life" trademark in China and the US."

     See  page  31.

Employees
---------

28. We note your disclosure that you have eight full-time employees. Also, please disclose the number of total employees. See Item 101(b)(12) of Regulation S-B.

     In  response  to  this  comment,  we  have  amended  this sentence to read:

     "As of December 31, 2005, the Company employed eight full-time employees, and no other employees."

     See page 31.

Company  History
----------------

29. Please move this subsection to the beginning of your Description of Business section.

     We have moved this subsection.

     See pages 3 and 32.

30. As currently disclosed, it is difficult to follow your corporate history. For example, please disclose to what entity you are referring to when you state "The Company." Also, please discuss the relationship between Arklow Associates and Altadyne, Inc. In this regard, please revise your disclosure so that your corporate history, including any name changes, is clear and easily understood by the reader.

     We have made the following changes in response to this comment:

     A.   We  identified  each  of  the  Company's  name  changes:

     The Company was originally incorporated in Nevada on December 28, 1992 as Arklow Associates, Inc. On March 20, 1997, the Company changed its name to The Ultimate Cigar Company, Inc. On July 22, 1999, the Company changed its name to Ultimate Direct, Inc. On January 11, 2005, the Company changed its name to Altadyne, Inc."

     *  *  *

     "On October 5, 2005, the Company changed its name to Stem Cell Therapy International, Inc. to reflect the new business of the Company." Please note that with these changes, it should now be clear that Arklow Associates and Altadyne, Inc. are the same company under different names.

     B. We identified which name the name the Company had at each stage in the discussion of the Company's history:

     e.g., "the Company (then Altadyne, Inc.) "

     C. We further clarified our corporate history so that it is clear and easily understood by the reader. Our corporate history consists primarily of the reverse acquisition between the Company (then Altadyne, Inc.) and Stem Cell Florida. Accordingly, these changes are discussed in greater detail in response to the next comment (comment
          31),  which  specifically  addressed  this  transaction.

     See pages 3-4.

31. Please discuss in much greater detail the facts and circumstances surrounding your acquisition of Stem Cell Therapy International Corporation as required by Item 101(a)(3) of Regulation S-B. Please note that the reader should be able to clearly understand the entities involved in the acquisition, their businesses before the acquisition and the resultant structure of the company after the acquisition. In this regard, if any of the entities were shell companies, please indicate as such.

     We have made the following changes:

     A. We disclosed that R Capital Partners acquired the Company; and also that the Company was at that point a shell company:

               "On March 20, 2005, R Capital Partners, Inc., a Nevada corporation ("R Capital"), acquired the Company (then Altadyne, Inc., a shell company). Pursuant to the agreement, the Company issued 22,500,000 shares of Altadyne, Inc. common stock to R Capital in exchange for $125,000.

     B.   We  clarified  the  terms  of  the  reverse  merger:

               "On September 1, 2005, Stem Cell Florida acquired the Company (then Altadyne, Inc.) from R Capital by way of a reverse acquisition. R Capital, Stem Cell Florida, and the Company (then Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement. At that point, the Company had no assets, liabilities or ongoing operations. Pursuant to the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly-owned subsidiary of Altadyne. As consideration for 100% of the shares of Stem Cell Florida, the shareholders of Stem Cell Florida acquired (1) shares newly issued by the Company (then Altadyne, Inc.), and (2) certain shares transferred by R Capital. Of the 22,500,000 shares originally held by R Capital, R Capital retained 4,349,196 shares and transferred 4,000,000 shares to finders unaffiliated with R Capital. R Capital transferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others. In addition, the Company issued 10,409,864 new shares to the shareholders of Stem Cell Florida and others. The recipients of these 24,560,668 shares include the shareholders of Stem Cell Florida, unaffiliated consultants in exchange for services, and members of the President's family in exchange for a reduction in debt owed to the President."

     C. We disclosed the resultant structure, the business of the Company after the reverse acquisition, and the subsequent name change:

               "As a result of this transaction, Stem Cell Florida became a wholly owned subsidiary of the Company (then Altadyne, Inc.), and the shareholders of Stem Cell Florida became shareholders of the Company. The Company assumed operation of the business of Stem Cell Florida, which was to establish stem cell therapy clinics and stem cell marketing. On October 5, 2005, the Company changed its name to Stem Cell Therapy International, Inc. to reflect the new business of the Company."

          See pages 3-4.

Management  of  Potential  Growth:  Limited  Senior  Management  Resources

32. Your disclosure appears to reflect an anticipation or expectation of significant growth to you and your business. Please disclose a reasonable basis for your expectation that you will have potentially significant growth, or delete this disclosure.

     In response to this comment, we have added the following:

     "We expect to accomplish this by adding additional affiliate clinics, and by our marketing efforts. By adding affiliates, we expect not only to increase the number of patients that can be treated, but increase the visibility of stem cell therapy in general. We believe that the combination of word of mouth and our marketing efforts may likely lead to a significant growth in demand for our products and services."

     See page 33.

Item 2. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

33. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past perform ance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

-    economic  or  industry-wide  factors  relevant  to  your  company,  and
- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

See  Item  303  of  Regulation  S-B  and  SEC  Release  No.  33-8350.

     In response to this comment, we have added the following sub-section under the section entitled "Liquidity and Capital Resources:"

     "Unpredictability of future revenues; Potential fluctuations in quarterly operating results; Seasonality

          "As a result of the Company's limited operating history and the emerging nature of the biotechnological markets in which it competes, the Company is unable to accurately forecast its revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are to a large extent fixed and expected to increase.

          "Sales and operating results generally depend on the volume of, timing of and ability to fulfill the number of orders received for the biological solution and the number of patients treated which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions which could have a material adverse effect on its business, prospects, financial condition and results of operations.

          "The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing patients, attract new patients at a steady rate and maintain patient satisfaction, (ii) the Company's ability to manage its production facility and maintain gross margins, (iii) the announcement or introduction of new treatments and/or patents by the Company and its competitors, (iv) price competition or higher prices in the industry, (v) the level of use of the Internet and on-line patient services, (vi) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (vii) the level of traffic on the Company's website, (viii) technical difficulties, system downtime, (ix) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (x) governmental regulation, and (xi) general economic conditions." See page 39-40. 34. Please disclose any off-balance sheet arrangements as required by Item 303(c) of Regulation S-B. In response to this comment, we have added the following section at the end of the MD&A:

     "OFF-BALANCE SHEET ARRANGEMENTS

          "The Company is not currently engaged in any off-balance sheet arrangements, as defined by Item 303(c)(2) of Regulation S-B. The Company has not engaged in any off-balance sheet arrangement during the last fiscal year, and is not reasonably likely to engage in any off-balance sheet arrangement in the near future." See page 42.

General  Overview
-----------------

35. Please amend your filing to include an overview of the reverse acquisition that was consummated, including a background summary of Altadyne, Inc. and your accounting for the transaction. In this regard, please explain to us the history of Altadyne, Inc and its relationship with R Capital Partners, Inc. You indicate that Altadyne, Inc. was a public reporting company elsewhere in your filing, although there appears to be no Exchange Act reports filed for a company by this name. Please explain and revise accordingly.

     We have made the following changes:

     A.   We included an overview of the reverse acquisition as follows:

               "Stem Cell Therapy International, Inc. (the "Company") was originally incorporated in Nevada on December 28, 1992 as Arklow Associates, Inc., and after several name changes was renamed Altadyne, Inc. By March, 2005, the Company (then Altadyne, Inc.) had no assets, liabilities, or ongoing business. On March 20, 2005, R Capital Partners ("R Capital") acquired the Company (then Altadyne, Inc.), and on September 1, 2005, the Company was acquired bv Stem Cell Therapy International Corp., a Florida corporation ("Stem Cell Florida") from R Capital in connection with a reverse acquisition. Following the transaction, Stem Cell Florida was a wholly owned subsidiary of the Company, and Stem Cell Florida's shareholders became shareholders of the Company. On October 5, 2005, the Company changed its name to Stem Cell Therapy International, Inc. to reflect the new business of the Company. This transaction is accounted for as a reverse merger, with Stem Cell Florida treated as the accounting acquirer for financial statement purposes."

          See page 37.

     B. We amended the notes to the Financial statement to correctly indicate that Altadyne, Inc. was never a public reporting company, as follows:

          "Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with Altadyne, Inc., a company quoted on the Pink Sheets and which has no ongoing operations."

          See page F-9.

          "Effective September 1, 2005, the Company entered into a Reorganization and Stock Purchase Agreement (the Agreement) with
          Altadyne, Inc., a company quoted on the pink sheet,s which has no assets, liabilities or ongoing operations."

          See page F-14.

36. In the fourth paragraph of this subsection, you refer to the audited financial statements for the year ending 2005. Please revise to clarify that these financial statements are for the period from inception to March 31, 2005, if true. If you are not referring to the financial statements for the period from inception to March 31, 2005, please revise or advise.

     In response to this comment, we have revised the reference to the financial statements to read:

     "the audited Stem Cell Therapy International, Inc. financial statements for the period from inception to March 31, 2005 "

     See page 37.

Critical  Accounting  Policies
------------------------------

37. You indicate that revenue is recognized upon delivery of goods. Please revise this disclosure, and the notes to your financial statements, to more appropriately reflect your business. Please identify each different type of revenue transaction that you enter into or intend to enter into in the new future, and then include a description of what it is, if not obvious to investors, and your revenue recognition policy.

     In response to this comment, we have replaced this paragraph with the following:

          "We apply Staff Accounting Bulletin No. 104 "Revenue Recognition" ("SAB No. 104") to our revenue arrangements. Currently, our only revenue transactions derive from the licensing of stem cell technology, the sale of stem cell products, and providing informational and referral services; we have no plans to enter into any other revenue transaction in the near future. In accordance with SAB No. 104, we recognize revenue related to these licenses, sales and services upon delivering the license or product, or rendering the services, respectively, as long as (1) there is persuasive evidence of an arrangement, (2) the sales price is fixed or determinable, and (3) collection of the related receivable is reasonably assured. Any payments received prior to delivery of the products or services are included in deferred revenue and recognized once the products are delivered or the services are performed."

     We have also added this paragraph to the notes to the financial statements.

     See pages 38 and F-12.

38. The disclosure states the company had research and development expenses through March 31, 2006, which does not appear consistent with your disclosure under Item 1, Research and Development, where you discuss related projects under development. The second paragraph of the General Overview states also that the company is involved in research and development. Please revise your disclosure as necessary to clarify the nature of these activities.

     Please note that the Company does not engage in any research and development directly; instead, we license the technology developed by affiliates and others. Our document has been amended to clearly reflect this fact throughout. See our response to comment 20. Accordingly, we feel this disclosure is no longer inconsistent with the discussion of ICT's projects, or any other statement in the disclosure.

Results  of  Operations
-----------------------

39. Under your "December 2, 2004 (date of inception) through December 31, 2005" subsection, you state that the figures are identical to the figures for the nine month period in the preceding subsection, except for an increase in expenses of $26,281 for the additional one month period. It is not clear how the figures in this subsection cover only an additional one month period, given that the preceding subsection covered the period from April 1, 2005 through December 31, 2005, the nine months ended December 31, 2005. The period in the "December 2, 2004 (date of inception) through December 31, 2005" subsection begins on December 2, 2004, which appears to cover almost four additional months; from December 2, 2004 through March 31, 2005. Please revise or advise.

     In response to this comment, we have amended this sentence to read:

     "Operations for the period from inception on December 2, 2004 as compared to the nine month numbers set forth above is identical other than an increase in selling, general and operating expenses of approximately $26,281 for the additional, approximately four month period, increasing our net loss to $282,263 for the period."

     See page 39.

Capital  Stock
--------------

40. Please reconcile your discussion of capital stock issuances to what is reflected on the Statement of Changes in Stockholders' Deficit. Accordingly, please revise either the financial statements or the discussion for any discrepancies or omissions. We may have further comment upon reading your response.

     Please note the following responses to this comment:

     A. First, please note that due to the reverse merger accounting, the statement of changes in stockholders' deficit reflects Stem Cell Florida before the reverse merger, and the Company after the reverse merger. The first issuances that reflect the company's issuances are in September, 2005.

     B. Second, as a result of this accounting the September 2005 issuance of 6,310,678 represents an accounting adjustment, made necessary by the fact that the share exchange was not a 1 for 1 exchange.

     Also, we have made the following changes to the discussion of capital stock:

     C. We clarified the terms of the reverse merger, including all issuances related to the transaction (see our response to Comment 41).

     D. We have broken down to whom the shares were issued or transferred to coordinate with the accounting in the F/S:

          - 3,000,000 shares to parties related to the President of Stem Cell Florida in exchange for a $3,000 reduction of the debt owed by the Company to the President;

          -    8,030,000  shares  for  services,  consisting  of:

               o 5,000,000 shares to ICT as consideration for the licenses obtained pursuant to the License Agreement between the Company and ICT, as described above, page 19;

               o 3,030,000 shares as consideration for consulting services valued at par value to: USA Consulting Group (1,000,000); European Consulting Group (1,000,000); Global Management Enterprises (1,000,000); and 3 independent consultants unaffiliated with the Company (30,000).

     E.   We have  amended  the  September  issuance  of  329,000 shares to read
          379,000  shares.  This  was  a  drafting  error.

     F.   We  added  two  further  issuances  that  were left out inadvertently:

               "On January 1, 2006, the Company issued a total of 20,000 shares to two consultants unaffiliated with the company, for consulting services valued at $17,800. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended.

               "On January 20, 2006, the Company issued 20,000 shares to a consultant unaffiliated with the Company, for consulting services valued at $20,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     G. We broke down the February 2, 2006 issuance of 120,000 shares to better coordinate with the F/S accounting:

               "On February 2, 2006, the Company issued 120,000 shares to Westminster Securities (24,000) and certain employees of Westminster Securities Corporation (2 x 48,000)"

     H.   We  tabulated  the  February  2,  2006  issuance to the 6 consultants:

               "On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. Although issued on February 2, 2006, we valued these shares at market price as of the date the services were performed, pursuant to EITF Issue No. 96-18, as follows:

                                   DATE SERVICES
          CONSULTANT               WERE PROVIDED  NUMBER OF SHARES  MARKET PRICE
          Alexey Bersenev               10/04/05            10,000  $       1.75
          Weiwen Deng                   10/10/05            10,000  $       1.45
          Salvador Vargas MD            10/24/05            10,000  $       1.05
          Jorge Quintero MD             10/24/05            10,000  $       1.05
          Dr. Igor Katkov PhD           12/02/05            20,000  $       0.97
          Dr. Nikita Tregubov, MD       12/02/05            10,000  $       0.97

          The total value of the services rendered, and the total market price of these shares on dates they were earned, was $85,100. This issuance was completed without any public offering in accordance with
          Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     I.   We  tabulated  all  of  the  issuances  to  the  PR  firm:

               "The Company has engaged a public relations firm to perform services in exchange for $12,000 worth of the Company's common shares, at market price (average of the previous 20 days), per month.
          Accordingly,  the  Company  has  issued  the  following  shares:

                           AVERAGE MARKET
          MONTH            PRICE            NUMBER OF SHARES
          September, 2005  $          1.88             6,400
          October, 2005    $          1.01            11,882
          November, 2005   $          0.86            13,953
          December, 2005   $          1.00            12,000
          January, 2006    $          0.85            14,118
          February, 2006   $          0.85            14,118
          March, 2006      $          0.40            30,361

          Pursuant to this arrangement, on February 2, 2006, the Company issued a total of 44,234 to the public relations firm engaged by the Company for the services performed from September through December, 2005. This issuance was completed without any public offering in accordance with
          Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     See pages 40-42.

41. Please explain to us the transaction that occurred in June of 2005 when the company was acquired by R Capital Partners, Inc. for 22.5 million shares. Based on your discussion in "Item 4. Recent Sales of Unregistered Securities," it appears this transaction was related to the Altadyne, Inc. reverse merger. If related, please reconcile the 22.5 million shares with the disclosure that Altadyne, inc. issued 25 million shares in the Company History section of your filing. Also, please reconcile the 10,449,196 additional shares that Altadyne, Inc. issued to R Capital Partners, Inc. to consummate the reverse merger. Please reconcile these amounts to your Statement of Changes in Stockholders' Deficit.

We  have  made  the  following  changes:

     A. We disclosed the amount of issued and outstanding shares of the Company's common stock that existed prior to the two transactions::

               "As of March 20, 2005, the Company (then named Altadyne, Inc.) had 50,804 issued and outstanding shares of common stock, no outstanding shares of preferred stock, and no options, warrants, conversion privileges, or other rights to purchase common stock."

     B. We clarified the terms of the June, 2005 issuance of 22,500,000 shares by amending the paragraph to read:

               "On March 20, 2005, R Capital acquired the Company. Pursuant to the agreement, in June 2005, the Company (then Altadyne, Inc.) issued 22,500,000 shares of common stock to R Capital, in exchange for $125,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     C.   We  clarified  the terms of the September 1, 2005 reverse acquisition:

               "On September 1, 2005, Stem Cell Florida acquired the Company (then Altadyne, Inc.) from R Capital by way of a reverse acquisition. R Capital, Stem Cell Florida, and the Company (then Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement. At that point, the Company had no assets, liabilities or ongoing operations. Pursuant to the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem

          Cell Florida became a wholly-owned subsidiary of Altadyne. As consideration for 100% of the shares of Stem Cell Florida, the shareholders of Stem Cell Florida acquired (1) shares newly issued by the Company (then Altadyne, Inc.), and (2) certain shares transferred by R Capital. Of the 22,500,000 shares originally held by R Capital, R Capital retained 4,349,196 shares and transferred 4,000,000 shares to finders unaffiliated with R Capital. R Capital transferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others as set forth below. In addition, the Company issued 10,409,864 new shares to the shareholders of Stem Cell Florida and others as set forth below. The recipients of these shares are as follows:

          - 13,530,668 shares to the Shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem Cell Florida;

          - 3,000,000 shares to parties related to the President of Stem Cell Florida in exchange for a $3,000 reduction of the debt owed by the Company to the President;

          -    8,030,000  shares  for  services,  consisting  of:

               o 5,000,000 shares to ICT as consideration for the licenses obtained pursuant to the License Agreement between the Company and ICT, as described above, page 19;

               o 3,030,000 shares as consideration for consulting services valued at par value to: USA Consulting Group (1,000,000); European Consulting Group (1,000,000); Global Management Enterprises (1,000,000); and 3 independent consultants unaffiliated with the Company (30,000).

     Please note that due to these changes, it should be clear that the 10,409,864 was not issued to R Capital, and that the consideration paid to Stem Cell Florida's shareholders came from both the Company (as newly issued shares) and R Capital (as transferred, previously outstanding shares). Also, please note that due to these changes, it should be clear that the 22.5 million shares issued to R Capital in June, 2005 are not the same as the 24.6 million mentioned in the amended Company History section.

     See pages 40-41.

42. To the extent you may have any changes to your shares outstanding on the Statement of Changes in Stockholders' Deficit, please revise your weighted average shares and earnings per share accordingly.

     We have included up-to-date figures for weighted average shares and earnings per share as part of the March 31, 2006 financial statements.

     See page F3.

Item  3.  Description  of  Property
-----------------------------------

43. Please provide the location and description of the condition of your leased property. See Item 102(a) of Regulation S-B.

     In response to this comment, we have amended the first paragraph to read:

          "We lease office space and office equipment under an operating lease on a month-to-month basis. We lease the executive office suite from Wilder Corporation for approximately $1,775.61. Our office is located at 2203 N. Lois Avenue, Suite #901, Tampa, FL 33607. The office is approximately three hundred seventy-four (374) square feet and is in a condition adequate to our needs. The terms of the lease agreement require 30 days written notice to terminate the lease."

     See page 42.

44. Please tell us why you did not describe in this section your clinics in Kiev, Ukraine and Tijuana, Mexico.

     The clinics in Kiev and Tijuana are independently owned and operated by our affiliates. In response to this and other comments, we have amended the document throughout to clarify this fact. See, e.g., our response to comment 16. Accordingly, we do not feel it is appropriate to describe the clinics in this section, as it would improperly imply that they belong to and are directly run by the Company.

Item 4, Security Ownership of Certain Beneficial Owners and Management
----------------------------------------------------------------------

45. We note your disclosure elsewhere in your filing that you issued 22,500,000 and 10,449,196 shares of common stock to R Capital Partners, Inc. in June 2005 and on September 1, 2005, respectively. In footnote two, however, it appears that R Capital Partners currently holds only 1,381,937 shares. Please account for the 31,567,259 shares of common stock previously held by R Capital Partners, Inc.

     We note that there was some confusion regarding the September 1, 2005 Reverse Acquisition, and have clarified the document throughout pursuant to comments 30, 31, 41, and 64. See our response to comment 41 for a complete explanation of the clarifications made.

     Due to these changes, it should be clear that (1) the 10,409,886 shares were issued to the shareholders of Stem Cell Florida and others, not to R Capital; and that (2) as part of the same transaction, R Capital transferred all but 4,349,196 of its 22,500,000 shares to the shareholders of Stem Cell Florida and others.

     Accordingly, R Capital Partners did not have 31,567,259 shares following the September 1, 2005 transaction. Furthermore, of the 4,349,196 that R Capital retained, it currently holds only 1,381,937. The rest were distributed to R Capital's shareholders. Accordingly, it was not appropriate to amend footnote two to this table.

46. In footnote number one, you state that Calvin Caos 11 million shares consist of shares held by Global Capital Corp., the Vivian Cao Irrevocable Trust, the Christopher Cao Irrevocable Trust and Thuy-Van Chau. Please disclose why these shares should be included as Mr. Cao's shares. Similarly, please disclose why, as you state in footnote number two, M. Richard Cutler's shares consist of 1,292,259 shares held by the Cutler Law Group and 1,381,937 shares held by R Capital Partners, Inc.

     In response to this comment, we have amended these notes to read:

     "(1) Mr. Cao's shares consist of 4,000,000 shares held by Global Capital Corp., 2,000,000 shares held by Vivian Cao Irrevocable Trust; 2,000,000 shares held by Christopher Cao Irrevocable Trust and 3,000,000 shares held by Thuy-Van Chau. Mr. Cao is deemed the beneficial owner of the shares owned by Global Capital because he is an officer and shareholder of Global Capital. Mr. Cao is deemed the beneficial owner of the other shares because they are otherwise beneficially owned by a family member sufficiently closely related to Mr. Cao such that he is deemed the beneficial owner."

     "(2) Mr. Cutler's shares consist of 1,292,259 shares held by Cutler Law Group and 1,381,937 shares held by R Capital Partners, Inc. Mr. Cutler is deemed the beneficial owner of each of the shares owned by Cutler Law Group and R Capital Partners as he is the President, a director and a shareholder of each of those entities and would consequently be considered the beneficial owner under the securities laws."

     See page 44.

Beneficial  Ownership  of  Securities
-------------------------------------

47. We note your disclosure in this subsection. Additionally, of the number of shares owned by each individual in the table, please state in a footnote to that table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements. See Instruction 1 to Item 403 of Regulation S-B.

     We have made the following changes:

     A. We added Footnote 3, inserted in the table next to the listing of at RHL Management's preferred stock, which reads:

          "(3) The Series A Preferred Stock held by RHL Management is convertible into common stock on a one for one basis only upon 61 days notice to the Company."

     B.   We added a sentence at the end of the footnotes, which reads:

          "Other than noted above, no beneficial owner of the Company's securities has the right to acquire any shares from options, warrants, rights, conversion privileges, or any similar obligations."

     See page 44.

Item 5. Directors and Executive Officers, Promoters and Control Persons
-----------------------------------------------------------------------

48.     Based  upon this section, it appears that your only directors are Calvin
C. Cao and Daniel J. Sullivan. However, on your website, you state that Yuriv V. Gladkikh is a director also. Further, it appears that you do not refer to Daniel
J. Sullivan as a director on your website. Please revise your document and your website to consistently reflect all of your current directors.
Yuriv  Gladkikh  holds the title of "Medical Director" for ICT's clinic in Kiev.

     To clarify, we have renamed the "Other Officers" subsection as "European Scientific and Medical Advisory Board & Officers of ICT's Clinic in the Ukraine," and amended the first paragraph of the section as follows:

          "The Company has also appointed the Director of the ICT and four leading international scientists in the field of stem cell transplantation therapy to ICT's Management Organization. These individuals are neither employees nor directors of the Company, but are rather employees of ICT's clinic in Kiev, Ukraine. They are as follows:"

     See page 47.

     Further, please note that since the initial filing of this 10-SB, Peter Sidorenko became a director of the company. We have amended our web site to reflect that Mssrs. Cao, Sullivan, and Sidorenko are directors of the Company, and have added the phrase "and director" in Mr. Sidorenko's title throughout the document.

49. Please disclose when your current directors were appointed and when their terms end. Also, please provide the information required by Item 401(e) of Regulation S-B.

     We have added the following language to the CV of our current directors:

          "In 2005, Mr. Cao decided to dedicate his energies to working full time with Stem Cell Florida. Mr. Cao became president and chairman of the Company on the closing date of the Reorganization and Stock Purchase agreement between the Company and Stem Cell Florida, September 9, 2005.

     He was reelected as chairman in March, 2006 and his term expires March, 2007, or when his replacement is duly elected and qualified. He was reappointed as president in March, 2006 and his term expires March, 2007, or when his replacement is duly appointed and qualified.

     . . .

          "Mr. Sullivan became CFO and a director of the Company on the closing date of the Reorganization and Stock Purchase agreement between the Company and Stem Cell Florida, September 9, 2005. He was reelected as a director in March, 2006 and his term expires March, 2007, or when his replacement is duly elected and qualified. He was reappointed as CFO in March, 2006 and his term expires March, 2007, or when his replacement is duly appointed and qualified. Mr. Sullivan is a full-time employee of the Company.

          "Mr. Sidorenko became Chief Operating Officer of the Company on the closing date of the Reorganization and Stock Purchase agreement between the Company and Stem Cell Florida, September 9, 2005. He was reappointed as COO in March, 2006 and his term expires March, 2007, or when his replacement is duly appointed and qualified. He became a director of the Company on April 28, 2006, and his term expires March, 2007, or when his replacement is duly elected and qualified."

     See pages 45-47.

Executive Officers
------------------

50. According to your disclosure, in 2004 Mr. Cao co-founded Vein Associates of America, Inc., which is the parent company for a chain of vascular clinics called Vein Associates, PA. However, according to your website you state that in 2004 Mr. Cao ca-founded Vascular Relief Center Corp, the parent company of a chain of vascular clinics called Vein Associates. Please revise for consistency or advise.

     In response to this comment, we have:

     A.   Amended this paragraph to read:

               "In 2004, Mr. Cao co-founded Vasular Relief Centers Corp., which changed its name to Vein Associates of America, Inc. ("Vein Associates"). Vein Associates is the parent company of Vein Associates, PA, headquartered in Heathrow, FL, which operates a chain of vascular clinics. Vein Associates' clinics specialize in the diagnosis and non-surgical treatment of hemorrhoids, varicose and spider veins using minimally invasive procedures."

          See page 45.

     B. Amended the website's CV and our documentation to reflect this same information.

51. You state that Daniel J. Sullivan is your Chief, Financial Officer. However, you state also that Mr. Sullivan has been the Chief Financial Officer for SkyIynx Communications, Inc. since November 2003 "where he remains today." Please disclose whether Mr. Sullivan is a full time employee of yours. If not, please describe his duties for and responsibilities to you and the amount of time per week he spends working on your business operations. Please also provide similar information for Peter K. Sidorenko.

     We have made the following changes in response to this comment:

     A.   Deleted  the  phrase,  ",  where  he  remains  today"

     B. Added the sentence, "Mr. Sullivan is a full-time employee of the Company."

     C. Added the sentence, "Mr. Sidorenko is a full-time employee of the Company."

     See page 46-47.

52. Please provide Peter K. Sidorenko's specific business experience for the past five years. See Item 401(a)(4) of Regulation S-B.

     In response to this comment, we have added the following:

          "Before joining the Company, Mr. Sidorenko was a National Account Executive and Business Operations Manager for Technology Systems Group ("TGS") beginning August, 2003. TGS is a technology sales agent with partnerships with Bell South and IBM. With TGS, Mr. Sidorenko was responsible for developing proposals, product brochures, customer presentations, pricing and network designs, and developing and administering pre- and post- sale customer support systems. Before joining TGS, Mr. Sidorenko was a Network Architect and Sales Engineering Operations agent with MCI, a telecommunications company, beginning April, 2000. With MCI, Mr. Sidorenko designed, provided technical support for, and oversaw the implemendation of enterprise-wise networking solutions for corporate clients."

     See page 46-47.

Other Officers
--------------

     Please Note that We have re-named this section "European Scientific and Medical Advisory Board & Officers of ICT's Clinic in the Ukraine" to better reflect its content.

53. Please tell us whether the five individuals you list in this subsection, as well as the seven individuals listed under "Scientific and Medical Advisory Board" in the next subsection, are significant employees. If they are significant employees, please provide the information about them required by
Item 401(a) of Regulation S-B. See Item 401(6) of Regulation S-B. If they are not significant employees, please tell us why you have included these individuals in your filing.

     The five individuals listed in this subsection are directors, officers and employees of our affiliate, ICT. The seven members of the Advisory Board are independent consultants to the Company. Accordingly, none of these individuals are "significant employees." However, we consider them extremely important to the successful operation of our business, since our business depends largely on our relationships with (1) medical personnel to assist our referral services, and (2) affiliate clinics to provide the ultimate product to consumers. We feel it is important to disclose the background and qualifications of these individuals to our investors.

     To clarify our relationship with these individuals, we have:

     1. Amended the first paragraph of the subsection now entitled "European Scientific and Medical Advisory Board & Officers of ICT's Clinic the Ukraine" to read:

               "The Company has also appointed the Director of the ICT and four leading international scientists in the field of stem cell transplantation therapy to ICT's Management Organization. These individuals are neither employees nor directors of the Company, but are rather employees of ICT's clinic in Kiev, Ukraine. They are as follows:"

     2. Amended the first paragraph of the subsection entitled "Scientific and Medical Advisory Board - United States and Mexico" to read:

               "The Company has also engaged the following persons as independent consultants to assist as part of its Scientific and Medical Advisory Board in the United States and Mexico:"

     See pages 47-48.

Item 6. Executive Compensation
------------------------------

54. You state that you have not compensated any of your executive officers in 2005. Therefore, please tell us the manner in which Calvin Cao and Daniel Sullivan received their shares of your common stock.

     Calvin Cao purchased all of his shares at par value, and has forfeited all forms of compensation for 2005. Accordingly, no change was made to Mr. Cao's compensation figures.

     Daniel Sullivan received his shares as compensation in lieu of monetary compensation. Accordingly, we have made the following changes:

     A. Amended the summary compensation table to reflect 200,000 shares of restricted stock issued to Mr. Sullivan as compensation in 2005.

     B.   Amended  the  description  of  Mr.  Sullivan's  compensation  to read:

               "Daniel J. Sullivan, CFO - was issued 200,000 shares of common stock as compensation in 2005 for his services as CFO. He received no monetary compensation. His expected initial level of normal cash compensation for services per year will be determined by a comparable salary based on industry standards."

     See page 48-49.

55. Also, please revise your disclosure to clearly indicate if your executive officers have forfeited compensation or contributed their services for 2005.

     We have added the following language to Mr. Cao's and Mr. Sidorenko's description of compensation:

     A. "He has forfeited all compensation, and the Company does not owe him any compensation for his services in 2005."

     See page 49.

Item 7. Certain Relationships and Related Transactions
------------------------------------------------------

56. Please more clearly disclose your relationship with Global Capital Corp. and the amount of shares you issued to them for its serving as your director at your inception.

     We have amended this paragraph as follows:

          "At inception Stem Cell Florida accepted the business contacts, contracts and services of the Founders. After the reverse acquisition, the Company accepted the business contacts, contracts and services of Stem Cell Florida. The Board of Directors of Stem Cell Florida was composed at the time of its founding of Global Capital Corp., which purchased shares of Stem Cell Florida at par value. Global Capital Corp., whose sole director was and remains Calvin Cao, was not compensated for its services as director, and was subsequently replaced as sole director by Mr. Cao and Mr. Sidorenko. Pursuant to the terms of the reverse acquisition, Global Capital Corp.'s shares of Stem Cell Florida were exchanged for shares of the Company (then named Altadyne, Inc.)."

     See page 50.

Item 8. Description of Securities
---------------------------------

Common Stock
------------

57. You state that all of the outstanding shares of common stock are fully paid and non-assessable. However, this is a legal determination that should be made by counsel. Therefore, please remove this sentence.

     In response to this comment, we have deleted the following sentence:

     "All of the outstanding shares of common stock are fully paid and non-assessable."

     See page 51.

58. You indicate that your Articles of Incorporation authorizes the issuance of 100 million shares of common stock, although your Balance Sheet and notes to your financial statements indicates 500 million. Please revise accordingly.

     Please note that the Company's Articles authorize 100 million shares, and Stem Cell Florida's Articles authorize 500 million shares. Since the Company acquired Stem Cell Florida in a reverse merger, the Financial Statements have been prepared in accordance with reverse merger accounting, and thus reflect at all times the operating business: before the 9/1/05 reverse acquisition, the financial statements represent the condition of Stem Cell Florida; after the acquisition, they represent the condition of the Company.

     Accordingly, please note the following in response to this comment:

     1. In Overview subsection in Item 8 (Description of Securities), the statement that the Articles authorize 100 million shares is correct, as it refers to the current status of the Company.

          See page 50.

     2. In the Balance Sheet for the unaudited Financial Statements for the year ended March 31, 2006, the correct amount of authorized shares is 100 million. Accordingly, we have amended the amount of authorized shares to read "100,000,000."

          See page F-2.

     3. Similarly, in note 8 for the unaudited Financial Statements for the nine month period ended December 31, 2005, the correct amount of authorized shares is 100 million. Accordingly, we have amended the amount of authorized shares to read "100,000,000."

          See page F-17.

     4. However, in the Balance Sheet for the audited Financial Statements for the period from inception to March 31, 2005, the statement that there are 500 million authorized shares is correct. Since the reverse acquisition did not occur until September 1, 2005, this Balance Sheet reflects the condition of Stem Cell Florida (the operating business), not the Company.

          See page F-24.

Reports to Stockholders
-----------------------

59. We note you plan to furnish your stockholders with an annual report for each fiscal year ending December 31, but that does not appear consistent with the audited financial statements included in the registration statement for the period of inception through March 31, 2005. Please revise to indicate the annual report will be provided for the fiscal year ending March 31, if true. If your fiscal year end is not March 31, revise your registration statement to provide the financial statements required by Item 310 of Regulation S-B including audited financial statements for the year ended December 31, 2005 and interim financial statements for the interim period ended March 31, 2006. See Item 310 of Regulation S-B.

     In response to this comment, we have amended this sentence to read:

     "The Company plans to furnish its stockholders with an annual report for each fiscal year ending March 31 containing financial statements audited by its independent certified public accountants."

     See page 52.

Part II
-------

Item 1. Market Price of and Dividends on the Registrant's Common Equity
-----------------------------------------------------------------------

60. Please state that you are applying to become "quoted" on the Over the Counter Bulletin Board, since it is not an exchange on which, shares are "listed" for trading, as is the American Stock Exchange.

     In response to this comment, we have amended this sentence to read:

     "Stem Cell Therapy International, Inc. intends to apply to have its capital shares quoted on the Over the Counter Bulletin Board ("OTCBB") or listed on the American Stock Exchange ("AMEX")."

     See page 53.

61. As the Pink Sheets are not appropriately deemed as a public trading market, please clearly indicate that there is no public trading market for your common stock. See Item 201(a)(1) of Regulation S-B. Further, please provide the disclosure required by Item 201(a)(2) of Regulation S-B.

We  have  made  the  following  changes  in  response  to  this  comment:

     A.   Indicated that there is no public trading market for our common stock:

          "As the Pink Sheets are not appropriately deemed as a public trading market, there is no public trading market for our common stock."

     B.   Provided  the  disclosure  required  by  Item  201(a)(2):

          "There are no issued and outstanding shares that could be sold pursuant to Rule 144. Currently there are no outstanding warrants or options to purchase stock. The Company is not registering for sale any currently outstanding share under this registration statement, for sale either by the Company or its shareholders."

          . . .

          "Currently there are 500,000 issued and outstanding shares of Series A Preferred stock, which are convertible to shares of common stock on a one for one basis upon a minimum of 61 days notice to the Company."

     See page 51 and 53.

Holders
-------

62.     Please  disclose  the  number  of  record  holders of your common stock.

     In response to this comment, we have inserted the number of record holders of our common stock.

     See page 54.

Item 4. Recent Sales of Unregistered Securities
-----------------------------------------------

63. We note that you have disclosed the legal exemption under which you issued the shares in this section. Also, please disclose the facts and circumstances you relied upon to make the exemptions available. See Item 701(d) of Regulation S-B.

     In response to this comment, we have added the following paragraph at the beginning of Item 4:

     "* All of the below offerings and sales were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of the Company or executive officers of the Company, and transfer was restricted by the Comapny in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings."

     See page 54.

64. Please disclose the type and amount of consideration received for your issuances of 22,500,000 and 10,449,196 shares of common stock to R Capital Partners, Inc. in June 2005 and on September 1, 2005 respectively, the 329,000 shares to Westminster Securities Corporation on September 15, 2005 and the 120,000 shares to certain employees of Westminster Securities Corporation on February 2, 2006.

     A. June, 2005: we have amended this transaction for clarity and included the consideration received for the 22.5 million shares:

               "On March 20, 2005, R Capital acquired the Company. Pursuant to agreement, in June 2005, the Company (then named Altadyne, Inc., a shell company) issued 22,500,000 shares of common stock to R Capital, in exchange for $125,000. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     B. September 1, 2005: we have amended the reverse acquisition to clarify the transaction, and in particular to clarify the types of consideration paid by each party, who paid each consideration, who received each consideration, and how the consideration was transferred:

               "On September 1, 2005, Stem Cell Florida Acquired the Company (then Altadyne, Inc.) from R Capital by way of a reverse acquisition. R Capital, Stem Cell Florida, and the Company (then Altadyne, Inc.) entered into a Reorganization and Stock Purchase Agreement. At that point, the Company had no assets, liabilities or ongoing operations. Pursuant to the agreement, Altadyne acquired 100% of the issued and outstanding shares of common stock of Stem Cell Florida in a non-cash transaction and Stem Cell Florida became a wholly-owned subsidiary of Altadyne. As consideration for 100% of the shares of Stem Cell Florida, the shareholders of Stem Cell Florida acquired (1) shares newly issued by the Company (then Altadyne, Inc.), and (2) certain shares transferred by R Capital. Of the 22,500,000 shares originally held by R Capital, R Capital retained 4,349,196 shares and transferred 4,000,000 shares to finders unaffiliated with R Capital. R Capital transferred the remaining 14,150,804 shares held by it to the shareholders of Stem Cell Florida and others as set forth below. In addition, the Company issued 10,409,864 new shares to the shareholders of Stem Cell Florida and others as set forth below. The recipients of these shares are as follows:

          - 13,530,668 shares to the Shareholders of Stem Cell Florida as consideration for 100% of the outstanding shares of Stem Cell Florida;

          - 3,000,000 shares to parties related to the President of Stem Cell Florida in exchange for a $3,000 reduction of the debt owed by the Company to the President;

          -    8,030,000  shares  for  services,  consisting  of:

               o 5,000,000 shares to ICT as consideration for the licenses obtained pursuant to the License Agreement between the Company and ICT, as described above, page 19;

               o 3,030,000 shares as consideration for consulting services valued at par value to: USA Consulting Group (1,000,000); European Consulting Group (1,000,000); Global Management Enterprises (1,000,000); and 3 independent consultants unaffiliated with the Company (30,000).

          Subsequent to the merger, Altadyne changed its name to Stem Cell Therapy International, Inc. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     C.   September  15,  2005:  we  clarified  the  services  performed  by
          Westminster:

               "On September 15, 2005, the Company issued 379,000 shares to Westminster Securities Corporation, pursuant to an Agreement to perform services relating to the reverse merger, and as payment in lieu of monetary payment for the services performed pursuant to the Agreement and valued at par value. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     D. February 2, 2006: we clarified the termination of the Westminster agreement, and the fact that this issuance settled our account with
          Westminster:

               "On February 2, 2006, the Company issued 120,000 shares to Westminster Securities and certain employees of Westminster Securities, pursuant to the terms of the termination of the agreement between Stem Cell Florida and Westminster. This issuance eliminated all obligations of the Company and Stem Cell Florida with respect to the Agreement between Stem Cell Florida and Westminster. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     See page 55-56.

65. Also, please tell us why you valued your issuance of 70,000 shares of common stock to "six consultants" at $85,100 and the issuance of 44,234 shares to a public relations firm at $37,000. It appears that the per share price of the shares is different, yet both issuances were of common stock and occurred on the same day.

     Please note that although the shares were issued on the same date, the services were rendered on various other dates. We valued the shares according to ETIF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which establishes that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions AS OF THE DATE AT WHICH A COMMITMENT FOR PERFORMANCE BY THE COUNTERPARTY TO EARN THE EQUITY INSTRUMENTS IS REACHED (a "performance commitment"). Accordingly, we valued the shares as of the date the shares were earned via performance of the services. We have clarified these disclosures as follows:

     A.   The  issuance  to  the  six  consultants:

               "On February 2, 2006, the Company issued a total of 70,000 shares to six consultants who assisted the Company on the medical advisory board or who performed other medical services on behalf of the Company. Although issued on February 2, 2006, we valued these shares at market price as of the date the services were performed, pursuant to EITF Issue No. 96-18, as follows:

                                   DATE SERVICES
          CONSULTANT               WERE PROVIDED  NUMBER OF SHARES  MARKET PRICE
          Alexey Bersenev               10/04/05            10,000  $       1.75
          Weiwen Deng                   10/10/05            10,000  $       1.45
          Salvador Vargas MD            10/24/05            10,000  $       1.05
          Jorge Quintero MD             10/24/05            10,000  $       1.05
          Dr. Igor Katkov PhD           12/02/05            20,000  $       0.97
          Dr. Nikita Tregubov, MD       12/02/05            10,000  $       0.97

          The total value of the services rendered, and the total market price of these shares on dates they were earned, was $85,100. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     B.   The  issuance  to  the  Public  Relations  firm:

               "The Company has engaged a public relations firm to perform services in exchange for $12,000 worth of the Company's common shares, at market price (average of the previous 20 days), per month.
          Accordingly,  the  Company  has  issued  the  following  shares:

                           AVERAGE MARKET
          MONTH            PRICE            NUMBER OF SHARES
          September, 2005  $          1.88             6,400
          October, 2005    $          1.01            11,882
          November, 2005   $          0.86            13,953
          December, 2005   $          1.00            12,000
          January, 2006    $          0.85            14,118
          February, 2006   $          0.85            14,118
          March, 2006      $          0.40            30,361

          Pursuant to this arrangement, on February 2, 2006 the Company issued a total of 44,234 to the public relations firm engaged by the Company for the services performed from September through December, 2005. This issuance was completed without any public offering in accordance with Section 4(2) and Regulation D promulgated under the Securities Act of 1933, as amended."

     See page 56-57.

Part III
--------

Item 1. Exhibits
----------------

66. In this section, it appears that you state that you have an Exhibit 22 stating that Stem Cell Therapy International Corp. is a subsidiary of you.
However, you have not filed a list of subsidies as exhibit to your document. Please file a list of all your subsidiaries as Exhibit 21 to your document. See
Item  601(b)(21)  of  Regulation  S-B.

     We have changed the exhibit number to 21, and have included the list of subsidiaries in the exhibits.

     See page 61.

Financial Statements
--------------------

67. If your fiscal year end is March 31, please amend your registration statement to include the year end March 31, 2006 audited consolidated financial statements. See Item 310(g) of Regulation S-B.

     Financial statements for the year ended March 31, 2006 have been included in this filing.

     See page F-1.

Statement  of  Changes  in  Stockholders'  Deficit
--------------------------------------------------

68. Please explain to us how you calculated the number of shares reported on your stockholders' deficit statement of 6,310,678, which reflects the recapitalization done with respect to the reverse acquisition. Also, please provide the details regarding the shares issued for a reduction in advances of 3,000,000. If this issuance relates to a related party transaction please revise "Note 5. Related Party Transaction" accordingly. Furthermore, please explain to us the nature of the 8,030,000 shares issued for services in September 2005.

Please  note  the  following:

     A. Due to the reverse merger accounting, issuances before September, 2005 represent Stem Cell Florida, while issuances in or after September, 2005 represent the Company. The 6,310,678 figure is an accounting adjustment made necessary by the fact that the share exchange between Altadyne, Inc. and Stem Cell Florida's shareholders was not a 1 for 1 basis. It represents the difference between the shares given by and the shares received by Stem Cell Florida's shareholders, and the outstanding shares of Altadyne, Inc. that were not transferred pursuant to the Reorganization and Stock Purchase Agreement.

     B.   3,000,000  issuance:

          i.   We have  provided  the  details  of  this  issuance  in:

               (1)  Part I, Item 2, Capital Stock section on page 40; and

               (2)  Part II, Item 4 on page 55.

          ii. We have included this issuance in "Note 5. Related Party Transactions."

               See page F-16.

     C. 8,030,000 Issuance: We have provided the details of this issuance on pages 40 and 55.

     See also our response to Comment 40.

69. We note stock issued for services are recorded at either the fair value of the stock issued or the fair value of the services rendered. Please explain the fluctuations in the issuance price of the stock issued for services and your accounting for the differences. For example, in October 2005 stock was issued for services at an issuance price of $1.05 and also at $1.75 per share.

     The market price of our common stock varied greatly during the last four months of 2005, and in particular October, 2005. See page 54, the table of our historical high and low stock prices per quarter, which shows a great deal of fluctuation in the third and fourth calendar quarters (the 2nd and 3rd fiscal quarters) of 2005.

     These shares were issued on different dates in October, and the shares were valued at market price on the date that services were rendered.

Statements of Cash Flows
------------------------

70. Please remove the line entitled, "total adjustments," reflected in the net cash used in operating activities.

     We have removed this line in the updated, audited financial statements for the fiscal year ending March 31, 2006.

     See page F-8.

Note 4. Acquisitions
--------------------

71. Please explain why the purchase transaction is subject to change over the next twelve months. Also, please clarify whether the legal registrant was a non-operating shell at the date of the consummation. If so, please tell us what consideration you gave to reflecting the transaction as a recapitalization rather than a business combination. Please advise us and revise your disclosure accordingly.

     We have eliminated the statement that the transaction is subject to change, as it is now final. Further, we have adjusted the disclosure to reflect that that the registrant had no assets, liabilities or ongoing activities as of the date of the merger and that the acquisition will be accounted for as a reverse acquisition.

     See page F-14.

Note 8. Capitalization
----------------------

72. We note that at the time 500,000 shares of convertible preferred stock were issued for $25,000 there was also common stock issued at $1.88 per share. Please tell us what consideration you gave to a beneficial conversion feature. See EITF 98-5.

     Please note that these issuances occurred on different days. The preferred stock was issued on September 15th, when the stock was trading at $0.07. The common stock was issued on a subsequent day in September when the market price had risen to $1.88. The sudden rise in price is attributable to the reverse acquisition of Stem Cell Florida, which closed in mid-September.

     The convertible preferred stock has a conversion price of $1.00, and therefore there is no beneficial conversion feature.

Website

73. In press releases available on your website, you refer to yourself as a "leading company in the field of research and development of stern cell transplantation." It appears inappropriate to refer to your status in the industry as "leading" due to your size and financial position. Please revise going forward or advise.

We have removed this language from our website, and will delete it from any future press releases.

74. We note that under your Business Strategy section on your website, you state that you will "seek research funding from government health agencies" and "acquire technologies from government health agencies." In an appropriate section of your document, please discuss these endeavors. In this regard, please indicate which government health agencies you intend to approach in order to secure research funding and acquire technologies.

     In Part I, Item I, "Company Strategy" subsection, we have added the following to the 8th bullet point (dealing with our goal of increasing our patent portfolio):

     "As part of this endeavor, we will seek to acquire technologies from government health agencies. We currently plan to work with the National Institute of Health in the United States, and will consider working with additional government health agencies in the future."

     See page 15.

     In Part I, Item I, "Regulation" subsection, we have added the following to the 4th paragraph (dealing with the regulation of research funding in the US):

     "We currently plan to seek research funding from the NIH, and will consider seeking research funding from other government health agencies in the future."

     See page 29.

     A courtesy printed version copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been forwarded by overnight mail to your office in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very  truly  yours,



                                   M.  Richard  Cutler